UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Westwood One, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

961815107

(CUSIP Number)

Michael A. Woronoff, Esq.

Proskauer Rose LLP

2049 Century Park East, 32nd Floor

Los Angeles, CA 90067-3206

310.557.2900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 19, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 961815107	13D	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS Gores Radio Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (A) ☐ (B) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 49,285,714
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 49,285,714

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,285,714
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.1%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 961815107	13D	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS The Gores Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (A) ☐ (B) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 49,285,714
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 49,285,714

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,285,714
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.1%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 961815107	13D	Page 4 of 7 Pages

Item 1.	Security and Issuer

This Amendment No. 2 (this “Amendment”) to the Statement on Schedule 13D filed by Gores Radio Holdings, LLC, a Delaware limited liability company (“Gores Radio”) and The Gores Group, LLC, a Delaware limited liability company (“Gores” and, together with Gores Radio, the “Gores Entities” or “Reporting Persons”) originally filed on March 12, 2008, as amended (the “Schedule 13D”), relates to the common stock, par value $0.01 per share (the “Common Stock”), of Westwood One, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 40 West 57th Street, 5th Floor, New York, New York 10019.

Certain terms used but not defined in this Amendment have the meanings assigned to them in the Schedule 13D. The Schedule 13D is hereby amended and supplemented by this Amendment as follows:

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is amended and restated in its entirety as follows:

Pursuant to the Purchase Agreement, dated as of February 25, 2008, a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference (the “Purchase Agreement”), between Gores Radio and the Issuer, Gores Radio (a) purchased from the Issuer, in a private placement on March 3, 2008, 7,142,857 shares of Common Stock at a price of $1.75 per share (the closing when such stock was sold, the “First Closing”), (b) purchased from the Issuer, in a private placement on March 19, 2008, 7,142,857 shares of Common Stock at a price of $1.75 per share, and (c) purchased from the Issuer, in a private placement on June 19, 2008, 75,000 shares of 7.50% Series A Convertible Preferred Stock of the Issuer (the “Convertible Preferred Stock”) at a price of $1,000 per share including warrants to purchase up to 10,000,000 shares of Common Stock (issued in three tranches consisting of (1) warrants to purchase up to 3,330,000 shares of Common Stock at a strike price of $5.00 per share, (2) warrants to purchase up to 3,330,000 shares of Common Stock at a strike price of $6.00 per share, and (3) warrants to purchase up to 3,340,000 shares of Common Stock at a strike price of $7.00 per share) (collectively, the “Warrants”). The purchases of the Common Stock, Convertible Preferred Stock and the Warrants were financed with cash on hand from contributions of members of Gores Radio. All such contributions were in the ordinary course and pursuant to investor commitments to Gores Radio.

Item 4. Purpose of Transaction

Item 4 is amended and restated in its entirety as follows:

Pursuant to the Purchase Agreement, the Issuer issued and sold to Gores Radio 14,285,714 shares of the Common Stock, 75,000 shares of Convertible Preferred Stock and Warrants to purchase up to 10,000,000 shares of Common Stock. The purpose of the transaction was to facilitate an investment in the Issuer.

Purchase Agreement

In accordance with the terms of the Purchase Agreement, the Issuer (i) sold to Gores Radio, and Gores Radio purchased from the Issuer, in a private placement on March 3, 2008, 7,142,857 shares of Common Stock at a price of $1.75 per share and (ii) sold to Gores Radio, and Gores Radio purchased from the Issuer, in a private placement on March 19, 2008, an additional 7,142,857 shares of Common Stock at a price of $1.75 per share. Also pursuant to the Purchase Agreement, the Issuer sold to Gores Radio, and Gores Radio purchased from the Issuer, in a private placement on June 19, 2008 (the “CPS/Warrants Closing”), 75,000 shares of Convertible Preferred Stock at a price per share of $1,000 including the Warrants to purchase up to 10,000,000 shares of Common Stock. The Warrants will expire four (4) years from the original date of issuance, contain customary anti-dilution protections and may not be transferred separately from the Convertible Preferred Stock for 18 months following the First Closing.

CUSIP No. 961815107	13D	Page 5 of 7 Pages

Terms of Convertible Preferred Stock

The Convertible Preferred Stock has the terms set forth in the Certificate of Designations of 7.50% Series A Convertible Preferred Stock of the Issuer (the “Certificate of Designations”) attached as Exhibit A to the Purchase Agreement and incorporated by reference herein. Holders of the Convertible Preferred Stock are entitled to receive dividends at a rate of 7.50% per annum, compounded quarterly, which will be added to the Liquidation Preference (initially equal to $1,000 per share, subject to adjustment as described below). If the Convertible Preferred Stock remains outstanding on June 19, 2013, the dividend rate will increase to 15.00% per annum. Holders of the Convertible Preferred Stock are also be entitled to receive dividends declared or paid on the Common Stock on an as-converted basis.

The Convertible Preferred Stock is convertible at the option of the holders, at any time and from time to time, into a number of shares of Common Stock equal to the Liquidation Preference divided by the conversion price (initially, $3.00 per share, subject to adjustment for stock dividends, subdivisions, reclassifications, combinations or similar type events). If any Convertible Preferred Stock remains outstanding after December 19, 2013, the Liquidation Preference per share will increase by 50%. Following December 19, 2009, the Issuer may cause the conversion of the Convertible Preferred Stock if the per share closing price of Common Stock equals or exceeds $4.00 for 60 trading days in any 90 day trading period or the Issuer sells $50.0 million or more of Common Stock to a third party at a price per share equal to or greater than $4.00. After March 19, 2013, the Issuer has the sole option to redeem the Convertible Preferred Stock at any time.

With respect to dividends and any Liquidation Event (as defined in the Certificate of Designations), the Convertible Preferred Stock ranks senior in priority to the Common Stock and to each other class of capital stock or series of preferred stock of the Issuer. The Convertible Preferred Stock has customary pre-emptive rights on any future issuances of Common Stock if such Common Stock is issued by the Issuer at less than $4.00 per share, with the exception of certain carve-outs for stock issued: (i) upon conversion of the Convertible Preferred Stock and Warrants, (ii) in connection with a bona fide acquisition by the Issuer or (iii) pursuant to the Issuer’s equity compensation plans, as more specifically described in the “Excluded Stock” definition in the Certificate of Designations.

Directorships, Indemnification and Compensation

Upon the CPS/Warrants Closing, the Board of Directors (the “Board”) of the Issuer was increased to eleven (11) members, of which three (3) members were elected by Gores Radio. Also at the CPS/Warrants Closing, Gores Radio nominated one independent director within the meaning of NYSE listing standards. The right to elect directors (which will be reduced to two members if less than 66-2/3% of the Convertible Preferred Stock originally issued remains outstanding) is a class right in favor of the holders of Convertible Preferred Stock and will terminate if Gores Radio and its affiliates fail to hold at least 50% of the Convertible Preferred Stock originally issued. Gores Radio directors receive the same indemnification and compensation as received by the other non-employee directors of the Issuer, except that the non-independent Gores directors are not entitled to receive any equity-based compensation received by Issuer directors.

Governance Provisions

Under the terms of the Certificate of Designations, as long as Gores Radio and its affiliates holds at least 50% of the Convertible Preferred Stock originally issued, the approval by the holders of a majority of the outstanding shares of Convertible Preferred Stock is required for the Issuer to take certain significant corporate actions, including, without limitation, approval of the Issuer’s annual budget (including any material variances therefrom), the hiring of a Chief Executive Officer, the issuance of additional shares of capital stock (subject to certain exceptions enumerated in the Certificate of Designations), the declaration of dividends and share repurchases (subject to certain exceptions enumerated in the Certificate of Designations), annual capital expenditures in excess of $15.0 million, incurrence of indebtedness above certain thresholds and, until December 19, 2013, mergers, consolidations and substantial asset sale transactions involving the Company. In addition, as long as Gores Radio and its affiliates hold at least 50% of the Convertible Preferred Stock originally issued, a majority of the Gores Radio directors will be entitled to designate the Chairman of the Board (who shall be Norman J. Pattiz so long as he is eligible and thereafter, the Chairman of the Board shall be neither a Gores Radio director nor a Gores Radio-nominated independent director) and the Vice Chairman of the Board.

CUSIP No. 961815107	13D	Page 6 of 7 Pages

Standstill

Under the Purchase Agreement, during the time that Gores Radio and its affiliates own at least 15% of the voting power of the Issuer and until June 19, 2013, Gores Radio and its affiliates are subject to certain standstill restrictions, including, among other things, a limitation on the voting of any voting securities acquired by it in excess of 35% of the voting power of the Issuer and, for a period of 18 months following the First Closing, a limitation on engaging in a proxy contest with respect to the Issuer, taking action to change the size and composition of the Board or calling a special meeting of Issuer stockholders.

The Reporting Persons consider the shares of Common Stock that each beneficially owns an investment made in the ordinary course of their respective businesses. Except as set forth in this Schedule 13D, none of the Reporting Persons, nor, to the best of their knowledge, any of the other persons identified in response to Item 2, presently has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons review on a continuing basis the investment in the Issuer. Based on such review, one or more of the Reporting Persons may acquire, or cause to be acquired, additional securities of the Issuer, dispose of, or cause to be disposed, such securities at any time or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors.

CUSIP No. 961815107	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 19, 2008

GORES RADIO HOLDINGS, LLC

By:	THE GORES GROUP, LLC, Its Manager

	By:	/s/ Steven G. Eisner
	Its:	Vice President

THE GORES GROUP, LLC

	By:	/s/ Steven G. Eisner
	Its:	Vice President